                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934


                            FOR THE MONTH OF MAY 2005

                        (Commission File No. 33-84952-02)

                          THE WHARF (HOLDINGS) LIMITED
                  (Translation of registrant's name in English)

                            16TH FLOOR, OCEAN CENTRE
                            HARBOUR CITY, CANTON ROAD
                               KOWLOON, HONG KONG
                                 (852) 2118 8118
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F  [X]     Form 40-F  [ ]

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                               Yes  [ ]      No  [X]

                      (THE WHARF (HOLDINGS) LIMITED LOGO)

                          THE WHARF (HOLDINGS) LIMITED
               (Incorporated in Hong Kong with limited liability)
                                  Stock Code: 4

                             RETIREMENT OF DIRECTOR

The Wharf (Holdings) Limited (the "Company") announces that Mr. Christopher Patrick Langley, an independent non-executive director of the Company, has ceased to be a director of the Company upon his retirement by rotation from the board of directors of the Company (the "Board") at the Company's annual general meeting held on 18th May, 2005.

Mr. Langley has confirmed that he has no disagreement with the Board and there is no matter which needs to be brought to the attention of the shareholders of the Company in respect of his retirement.

The Board takes this opportunity to thank Mr. Langley for his valuable contributions to the Company during his tenure of service.

After the retirement of Mr. Langley, the Board comprises Mr. Peter K. C. Woo, Mr. Gonzaga W. J. Li, Mr. Stephen T. H. Ng, Mr. Erik B. Christensen, Mr. Quinn
Y. K. Law, Ms. Doreen Y. F. Lee and Mr. T. Y. Ng, and six independent non-executive directors, namely, Mr. Paul M. P. Chan, Professor Edward K. Y. Chen, Dr. Raymond K. F. Ch'ien, Hon. Vincent K. Fang, Mr. Hans Michael Jebsen and Mr. James E. Thompson.


                                                For THE WHARF (HOLDINGS) LIMITED
                                                        WILSON W. S. CHAN
                                                        Company Secretary

Hong Kong, 18th May, 2005





The Wharf (Holdings) Ltd. - Announcement
(18th May, 2005)

                       (THE WHARF (HOLDINGS) LIMITED LOGO)

                          THE WHARF (HOLDINGS) LIMITED
               (Incorporated in Hong Kong with limited liability)
                                  Stock Code: 4

        VOTING RESULTS AT ANNUAL GENERAL MEETING HELD ON 18TH MAY, 2005

At the Annual General Meeting of The Wharf (Holdings) Limited (the "Company") held on 18th May, 2005 ("AGM"), a poll was demanded by the Chairman for voting on all the proposed resolutions as set out in the Notice of AGM dated 22nd April, 2005.

As at the date of AGM, the total number of issued shares in the Company was 2,447,476,629 shares, which was the total number of shares entitling the holders to attend and vote for or against the resolutions at the AGM. There is no restriction on any shareholders casting votes on any of the resolutions at the AGM.

The Company's share registrars, namely, Tengis Limited, was appointed as the scrutineer at the AGM for the purpose of vote-taking. Set out below are the poll results in respect of the respective resolutions put to the vote at the AGM:

                                                                                             NO. OF VOTES (%)
                                                                                   ---------------------------------
        RESOLUTIONS                                                                     FOR                AGAINST
-----   ------------------------------------------------------------------         -------------         -----------
  1     To adopt the Statement of Accounts and the Reports of the                  1,603,866,571                 Nil
        Directors and Auditors for the year ended 31st December, 2004.                    (100%)                (0%)
-----   -------------------------------------------------------------------        -------------         -----------
  2     To declare a final dividend for the year ended 31st December, 2004.        1,643,475,629                 Nil
                                                                                          (100%)                (0%)
-----   -------------------------------------------------------------------        -------------         -----------
  3     (a)  To re-elect Mr. Paul M. P. Chan, a retiring Director, as a            1,631,576,695           3,176,585
             Director.                                                                  (99.81%)             (0.19%)
        --------------------------------------------------------------------       -------------         -----------
        (b)  To re-elect Professor Edward K. Y. Chen, a retiring Director,         1,631,788,967           3,025,550
             as a Director.                                                             (99.81%)             (0.19%)
        --------------------------------------------------------------------       -------------         -----------
        (c)  To re-elect Dr. Raymond K. F. Ch'ien, a retiring Director, as         1,631,793,095           3,044,781
             a Director.                                                                (99.81%)             (0.19%)
        --------------------------------------------------------------------       -------------         -----------
        (d)  To re-elect Hon. Vincent K. Fang, a retiring Director, as a           1,631,767,617           3,153,515
             Director.                                                                  (99.81%)             (0.19%)
-----   --------------------------------------------------------------------       -------------         -----------
  4     To re-appoint KPMG as Auditors of the Company and to authorise the         1,637,310,849           3,226,251
        Directors to fix their remuneration.                                            (99.80%)             (0.20%)
-----   --------------------------------------------------------------------       -------------         -----------
  5     To fix the remuneration of the Directors and Audit Committee               1,637,122,470           2,786,192
        Members.                                                                        (99.83%)             (0.17%)
-----   --------------------------------------------------------------------       -------------         -----------
  6     To give a general mandate to the Directors for share repurchases           1,639,658,173           1,490,681
        by the Company.                                                                 (99.91%)             (0.09%)
-----   --------------------------------------------------------------------       -------------         -----------
  7     To give a general mandate to the Directors for issue of shares.            1,328,787,411         307,726,222
                                                                                        (81.20%)            (18.80%)
-----   --------------------------------------------------------------------       -------------         -----------

                                     - 1 -

The Wharf (Holdings) Limited - Announcement
(18 May 2005)

                                                                                             NO. OF VOTES (%)
                                                                                    --------------------------------

        RESOLUTIONS                                                                      FOR               AGAINST
-----   --------------------------------------------------------------------        -------------        -----------
  8     To approve the addition of repurchased securities to the share              1,620,414,361         19,333,521
        issue general mandate stated under Resolution No. 7.                             (98.82%)            (1.18%)
-----   --------------------------------------------------------------------        -------------        -----------



On the basis of the votes set out above, all the above Resolutions were duly passed as Ordinary Resolutions.

As at the close of business on the date of this announcement, the board of directors of the Company comprises Mr. Peter K. C. Woo, Mr. Gonzaga W. J. Li, Mr. Stephen T. H. Ng, Mr. Erik B. Christensen, Mr. Quinn Y. K. Law, Ms. Doreen
Y. F. Lee and Mr. T. Y. Ng, and six independent non-executive directors, namely, Mr. Paul M. P. Chan, Professor Edward K. Y. Chen, Dr. Raymond K. F. Ch'ien, Hon. Vincent K. Fang, Mr. Hans Michael Jebsen, and Mr. James E. Thompson.


                                                       For and on behalf of
                                                    THE WHARF (HOLDINGS) LIMITED
                                                         WILSON W. S. CHAN
                                                         Company Secretary


Hong Kong, 18th May, 2005

The Wharf (Holdings) Limited - Announcement
(18 May 2005)

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            THE WHARF (HOLDINGS) LIMITED - WHARF



Date: May 19, 2005

                                            By: /s/ Wilson Chan
                                                --------------------------------
                                                Name: Wilson Chan
                                                Title: Company Secretary